SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                     FORM 11-K

   X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
                      For the year ended December 31, 1995


                                      OR


      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


            For the transition period from ________ to _________

                         Commission file number 1-3480



                             MDU RESOURCES GROUP, INC.
                      TAX DEFERRED COMPENSATION SAVINGS PLAN


                             MDU RESOURCES GROUP, INC.
                              400 NORTH FOURTH STREET
                           BISMARCK, NORTH DAKOTA 58501

                                      CONTENTS



Required Information

   Financial Statements:

     Statements of Financial Condition -- December 31,
       1995 and 1994
     Statements of Income and Changes in Participants'
       Equity -- Years ended December 31, 1995, 1994
       and 1993
     Notes to Financial Statements

     Schedules -- Schedule I has been omitted because the required information is shown in such financial statements or the notes or supplemental schedules thereto.
     Schedule II -- Allocation of Plan Assets and
       Liabilities to Investment Programs
     Schedule III -- Allocation of Plan Income and
       Changes in Plan Equity to Investment Programs

     Report of Independent Public Accountants

   Signature page

   Exhibit:

     Consent of Independent Public Accountants
                              MDU RESOURCES GROUP, INC.
                       TAX DEFERRED COMPENSATION SAVINGS PLAN


                          STATEMENTS OF FINANCIAL CONDITION
                                    December 31,


                                                       1995           1994
Assets:
   Investments -- (Schedule II)
     MDU Resources Group, Inc. common
       stock
       (1995 -- 2,713,385 shares,
          cost $39,410,816;
        1994 -- 1,759,315 shares,
          cost $36,580,556)                      $   54,131,271  $  47,731,283
     Other                                            7,816,138      3,878,968

   Cash                                                       3              3

   Contributions receivable --
     Employers                                          100,000         83,086
     Employees                                              ---        210,358

   Dividends and interest receivable                    746,432        707,662

                                                 $   62,793,844  $  52,611,360


Participants' equity:
   Distributions due terminated
     participants                                $    1,432,240  $   1,747,667

   Active participants' equity                       61,361,604     50,863,693

                                                 $   62,793,844  $  52,611,360




                     The accompanying notes are an integral part
                                of these statements.
                                MDU RESOURCES GROUP, INC.
                         TAX DEFERRED COMPENSATION SAVINGS PLAN


                STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
                                Years ended December 31,

                                         1995           1994            1993
Investment income:
 (Schedule III)
  Dividends                          $ 3,085,049    $ 2,791,695     $ 2,510,415
  Interest                                21,542         24,039          34,835
  Capital gains                           10,645         12,091           1,143
  Other                                  (19,297)          (183)           (465)
  Realized gain on
    distributions                      1,238,330        996,155         762,719
  Unrealized appreciation
    (depreciation) on
     investments                       4,817,153     (8,370,711)      7,552,520

                                       9,153,422     (4,546,914)     10,861,167

Contributions: (Schedule III)
  Employers                            1,236,820      1,081,356         929,657
  Employees                            2,921,030      2,755,294       2,403,883
  Employee rollover                       19,784        438,715             ---

    Total contributions                4,177,634      4,275,365       3,333,540

Distributions to terminated
  participants                        (4,694,993)    (3,187,951)     (2,219,246)

Net transfers from Tax
  Deferred Compensation
  Savings Plan for
  Collective Bargaining
  Unit Employees                         678,285        168,444         238,929

Increase (decrease) in
  participants' equity                 9,314,348     (3,291,056)     12,214,390

Participants' equity at
  beginning of year                   52,611,360     55,902,416      43,688,026
Merger of Profit Sharing
  feature (Note 1)                       868,136            N/A             N/A
                                      53,479,496     55,902,416      43,688,026

Participants' equity at
  end of year                        $62,793,844    $52,611,360     $55,902,416




                       The accompanying notes are an integral part
                                  of these statements.
1.  Description of the Plan
    The MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan (the Plan) was adopted on August 4, 1983, by the Board of Directors of MDU Resources Group, Inc. (the Company) to provide a means for deferred savings and investment by eligible employees and to afford additional security for their retirement. The Plan is a defined contribution plan established effective January 1, 1984. The Company and any of its direct or indirect subsidiaries who chose to participate in the Plan are the Employers. Effective January 1, 1988 (1988 Effective Date), the Plan was amended and restated to reflect the merger and transfer of eligible employees' accounts of the MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) into the Plan. Effective January 1, 1995 (1995 Effective Date), the Plan was amended to reflect the merger and transfer of eligible employees' accounts of the Anchorage Sand and Gravel Company, Inc. (AS&G) Profit Sharing/401(k) Plan into the Plan. The 401(k) feature of the AS&G Profit Sharing/401(k) Plan was merged into the Deferred Savings feature of the Plan with the Profit Sharing feature being merged into the Plan as a separate feature. The fiscal year of the Plan (Plan Year) is the calendar year.
    The Board of Directors of the Company may amend or modify the Plan, and the Boards of Directors of the Employers may, at any time, terminate the Plan with respect to the respective Employer.
    The Plan is administered for the Company by a five-member committee (the Committee) appointed by the Chief Executive Officer of the Company.
    Administrative expenses of the Plan are paid by the Employers, however, fees or commissions associated with each of the investment options are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings.
    The Plan contains three parts: 1) The Deferred Savings feature which is the part of the Plan related to an eligible employee's ability to defer a portion of the employee's current compensation into a tax-free trust, 2) The ESOP feature which is the part of the Plan related to participation in the ESOP, as merged into the Plan as of the 1988 Effective Date and 3) The Profit Sharing feature which is the part of the Plan related to participation in the AS&G Profit Sharing Plan, as merged into the Plan as of the 1995 Effective Date.

Deferred Savings
    Any employee who is at least 18 years of age, who has completed at least one year of service with a minimum of 1,000 hours worked and who is not a collective bargaining unit employee is eligible to participate in the Plan. An eligible employee may elect to participate in the Plan on January 1, April 1, July 1 or October 1 following completion of one year of service and by filing a written election with the Committee to have savings contributions made on the employee's behalf. A former participant or eligible employee who is reemployed shall again become eligible to become a participant as defined in the respective Employer's summary plan description.
    Upon becoming a participant, and in January, April, July and October of each subsequent year, each participant may, by filing a written election with the Committee or via the Benefits Advantage Hotline, authorize the participant's Employer to contribute to the Plan on such participant's behalf by payroll reduction. The Benefits Advantage Hotline is operated by the trustee, Norwest
Bank Minnesota, N.A. The Plan allows contributions by participants varying from one percent through 10 percent (15 percent effective January 1, 1996) in one percent increments, of eligible compensation for each pay period. In addition, effective January 1, 1994, the Plan began accepting rollover contributions from other qualified retirement plans or an Individual Retirement Account (IRA) that only holds assets distributed from a qualified plan as adjusted for earnings, losses and gains attributable thereto. Such savings contributions on behalf of a participant are credited to the participant's Savings Contribution Account.
An election is made by each participant to allocate contributions to any or all of the five available investment options. The investment election made must be designated in 10 percent increments of the total amount contributed by the participant to be invested in common stock of the Company, an equity indexed mutual fund, a bond market indexed fund, a balanced fund and a short-term investment fund. Such savings contributions reduce, on a dollar-for-dollar basis, the participant's taxable earnings in the year in which the savings contributions are withheld.
Eligible compensation is defined as the employee's total compensation (not in excess of $150,000) from the Employer, unreduced by any savings contributions of the eligible employee to the Plan, and any amount contributed by the Employer pursuant to a salary reduction agreement and which is not includible in the gross income of an employee, excluding other contributions to the Plan, contributions to other employee benefit plans and certain additional items of compensation which do not constitute direct earnings.
    A participant may authorize suspension of such participant's savings contributions to the Plan for a minimum period of three months by filing a written election with the Committee or via the Benefits Advantage Hotline. Such suspension of savings contributions is effective no later than the first pay period coincident with or next following 30 days after the election to suspend is received by the Trustee or the Committee. Suspended savings contributions may not be made up by savings contributions at a later time.
    Each participant's Employer makes a monthly contribution, equal to a percentage of such participant's monthly savings contributions as defined in the respective Employer's summary plan description, which is credited to such participant's Matching Contribution Account. All matching contributions are invested in common stock of the Company.
    A participant's interest in a Savings Contribution Account or a Matching Contribution Account is at all times fully vested and nonforfeitable.
    The Plan limits the elective deferral contribution for each participant to the annual dollar limit as designated in Section 402(g) of the Internal Revenue Code (the Code) for the calendar year. For each participant, contributions credited to an account in any plan year, when aggregated with contributions under all other qualified plans maintained by the Employers, cannot be greater than the maximum contribution permitted by Section 415 of the Code. The deduction for contributions to the Plan, when taken together with all other contributions made by the Employer to other qualified retirement plans, cannot exceed the maximum amount deductible under Section 404 of the Code. The Plan also limits the aggregate savings contributions which may be made on behalf of highly compensated employees.
    Once each month, the Employers pay all authorized contributions withheld from the participants to the trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of the Trust Agreement executed with Norwest Bank Minnesota, N.A. effective January 1, 1994. Contributions for common stock, including the Employers' matching contribution, are used by the trustee to purchase shares of MDU Resources Group, Inc. common stock (MDU stock) directly in the open market. All such market purchases may be made at such prices as the trustee may determine in its sole and absolute discretion. Under the terms of the Trust Agreement, the trustee may also purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock. The funds contributed to the equity indexed mutual fund are invested in the Vanguard Index-500 Portfolio (Vanguard), which trades in the 500 common stocks listed on the Standard & Poor's 500 Composite Stock Price Index. The funds contributed to the bond market indexed fund are invested through Mellon Bank in the Dreyfus Bond Market Index Fund (Mellon), which invests in corporate bonds which attempt to match the Lehman Brothers Government/Corporate Bond Index. The funds contributed to the balanced fund are invested in the Fidelity Balanced Fund (Fidelity), which invests in high-yielding securities including common stocks, preferred stocks and bonds.
The funds contributed to the short-term investment fund (STIF) are invested in short-term, high quality, money market investments.
    Any dividends, interest, gains, losses or other distributions on the above mentioned investments and short-term investment income allocated to a participant's accounts are reinvested in the appropriate investment medium, which is credited to the participant's accounts. As amounts are allocated to each participant's accounts, they become fully vested.
    The amount credited to a participant's Savings Contribution Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable (see tax rules related to rollover options), upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be as defined in the respective Employer's summary plan description and as determined by the Committee based on the needs and preference expressed by the participant or designated beneficiary. Amounts credited to such accounts will be paid as soon as practicable after such amounts are ascertained; provided that such payment shall not be made prior to the participant's attainment of age 65 without the written consent of the participant if the value of such accounts exceeds $3,500.
    Upon written application to the Committee, a participant may make withdrawals from such participant's Savings Contribution Account or Matching Contribution Account under certain conditions.

ESOP
    Participation in the ESOP feature of the Plan is limited to participants in the ESOP as of the 1988 Effective Date or the date as of which an ESOP account is established under the Plan, whichever is later.
    As of the 1988 Effective Date, ESOP Accounts have been suspended and no additional contributions shall be made by the Company to such accounts, other than to reflect dividends or other earnings, unless and to the extent the Company in its sole discretion shall make additional contributions.
    A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.
    Distributions are consistent with the Deferred Savings feature previously mentioned.
    Each participant who has attained age 55 and who has completed at least 10 years of participation under the ESOP or ESOP feature of the Plan is entitled to elect the distribution of a percentage of the value of the participant's ESOP Account attributable to common stock acquired under the ESOP or ESOP feature after December 31, 1986.
Profit Sharing
    Participation in the profit sharing feature of the Plan is limited to participants who had one or more account balances in the AS&G Profit Sharing/401(k) Plan on December 31, 1994.
    Subject to the limitations of the Plan, AS&G contributes a discretionary amount out of its current or accumulated net profit, as defined in the summary plan description, which shall be allocated to the Non-Elective Contribution Accounts of each participant to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of the Trust Agreement effective December 12, 1989. Three individual employees of AS&G are participants of the Plan and are the trustees under that trust agreement.
    The assets of the profit sharing feature consist of real estate, stocks, bonds and other securities and will be liquidated and transferred to Norwest Bank Minnesota, N.A. as soon as practicable.
    Any dividends, interest, gains, losses or other distributions on the assets of the profit sharing feature, except real estate, are reinvested in the appropriate investment medium, which is credited to the participant's Non-Elective Contribution Account.
    Participants shall vest in the balances in their Non-Elective Contributions Accounts as defined in the summary plan description. That portion of a participant's Non-Elective Contribution Account which is not fully vested upon termination of employment shall be forfeited as defined in the summary plan description. In 1995 there were no forfeited accounts.
    The amount credited and fully vested to a participant's Non-Elective Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable (see tax rules related to rollover options), upon death, retirement, disability or other termination of employment with the Employer. The distribution of such amounts will be as defined in the summary plan description and as determined by the Committee based on the needs and preference expressed by the participant or designated beneficiary. Amounts credited to such accounts will be paid as soon as practicable after such amounts are ascertained; provided that such payment shall not be made prior to the participant's attainment of age 65 without the written consent of the participant if the value of such accounts exceeds $3,500.
    Upon written application to the Committee, a participant may make withdrawals from such participant's Non-Elective Contribution Account under certain conditions.

2.  Summary of significant accounting policies
Investment valuation --
    Investments held by the Plan are carried at market value. Market value for Mellon is determined from several independent pricing sources. Market value for STIF approximates cost. Market value of the real estate is determined using a Letter of Opinion from a real estate broker. Market value of the Plan's other investments are based on published market quotations.

Contributions --
    Employer and employee contributions are recorded by the Plan when received or determined to be receivable. Employee contributions are accumulated by the Employers through payroll reductions.

Other --
    Securities transactions are recorded on a trade date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3.  Investments
    The cost basis for distributions from the Plan is calculated using the average cost per participant. Information concerning distributions to terminated participants and other participants meeting certain conditions of the Plan during 1995, 1994 and 1993 was as follows:

                     Deferred Savings                            ESOP
                1995         1994         1993          1995         1994        1993
MDU Stock:
 Number
  of
  shares        116,987       66,558       44,875        48,350       34,169     26,089
 Market
  value      $2,986,213   $1,995,339   $1,302,291    $1,248,156   $1,027,066   $753,857
 Average
  cost       $2,361,202   $1,480,531     $928,280      $728,333     $553,429   $396,305
Cash           $337,286     $152,158     $151,814       $17,582      $13,388    $11,284

    Cash distributions made in 1995 from the Profit Sharing feature were $105,756.
    The net changes in unrealized appreciation of Plan investments during 1995, 1994 and 1993 were as follows:

                       Deferred Savings                           ESOP
                  1995         1994         1993        1995        1994         1993
Unrealized
 appreciation
 at 01/01      $5,865,526  $11,586,491  $ 6,355,085  $5,443,782  $8,093,528  $5,772,414
Change
 during
 the year       3,942,470   (5,720,965)   5,231,406     861,743  (2,649,746)  2,321,114

Unrealized
 appreciation
 at 12/31      $9,807,996  $ 5,865,526  $11,586,491  $6,305,525  $5,443,782  $8,093,528

                        Profit
                       Sharing
                         1995
Unrealized
 appreciation
 at 01/01             $(46,874)
Change
 during
 the year               12,940

Unrealized
 appreciation
 at 12/31             $(33,934)


4.  Federal income taxes
    The Internal Revenue Service (IRS) has informed the Company that the Plan, as amended through August 16, 1994, is qualified under
Section 1.401-1 of the Income Tax Regulations. The Company intends to file subsequent plan amendments with the IRS to receive final determination. The Company believes the Plan, as amended, will remain exempt from federal income tax under Section 501(a) of the Code. Contributions under the Plan and earnings of the trust will not be taxable to the participants until distributed. Except as stated below, any distribution made to a participant is taxable as ordinary income in the year of distribution.
    Under current law, the amount taxable as ordinary income may be eligible for either a special five-year or ten-year averaging method of taxation if the participant has participated in the Plan for five years prior to the year in which the distribution is received. Any net unrealized appreciation at the time of distribution will be treated as long-term capital gain upon the subsequent sale of the common stock (unless the participant has previously elected to include this amount as income in the year of distribution) and any further appreciation subsequent to the date of distribution will be treated as long-term or short-term capital gain depending on the participant's holding period.
    Distributions from the Plan may qualify under the Code as "eligible rollover distributions." An eligible rollover distribution is a distribution paid directly from the Plan to an IRA or another employer plan that accepts rollovers. If a participant chooses this option, such participant is not taxed until the participant later receives a distribution from the IRA or the employer plan.
    The foregoing covers only the general federal income tax aspects of Plan participation and distributions.
















                                   SUPPLEMENTAL

                                     SCHEDULES

                                                                                                  SCHEDULE II
                                                   ALLOCATION OF PLAN ASSETS AND
                                                LIABILITIES TO INVESTMENT PROGRAMS
                                                         December 31, 1995
                                                                                                Total
                        ESOP                          Deferred Savings                        Deferred       Profit
                      MDU Stock    MDU Stock    Vanguard      Mellon   Fidelity    STIF        Savings      Sharing      Total
Assets:
 Investments --
  Participants               751        1,096         664         321       264        59                        36
  Number of
   shares/units          748,388    1,964,997      82,876     107,263    56,860   245,299      2,457,295          *     3,205,683
  Cost               $ 8,568,740  $30,842,075  $3,548,880  $1,030,884  $752,153  $245,300    $36,419,292   $879,790   $45,867,822

  Market value       $14,874,265  $39,257,006  $4,832,501  $1,100,847  $791,635  $245,299    $46,227,288   $845,856   $61,947,409

 Cash                          1          ---           1         ---       ---         1              2        ---             3

 Contributions
  receivable --
  Employers                  ---         ----         ---         ---       ---       ---            ---    100,000       100,000
  Employees                  ---          ---         ---         ---       ---       ---            ---        ---           ---

 Dividends and
  interest
  receivable             203,936      535,670          29       5,555        17     1,207        542,478         18       746,432
                     $15,078,202  $39,792,676  $4,832,531  $1,106,402  $791,652  $246,507    $46,769,768   $945,874   $62,793,844

Participants'
 equity:
 Distributions
  due terminated
  participants       $   463,796  $   893,892  $   45,729    $ 18,191  $  5,682   $ 4,950    $   968,444   $    ---   $ 1,432,240

 Active
  participants'
  equity              14,614,406   38,898,784   4,786,802   1,088,211   785,970   241,557     45,801,324    945,874    61,361,604
                     $15,078,202  $39,792,676  $4,832,531  $1,106,402  $791,652  $246,507    $46,769,768   $945,874   $62,793,844

*Due to the various type of investments held, which include real estate, stocks, bonds and other securities, the number of shares/units is not presented because it does not correlate with cost or market value.

                                            The accompanying notes are an integral part
                                                         of this schedule.

                                                                                                            Schedule II
                                                   ALLOCATION OF PLAN ASSETS AND
                                                LIABILITIES TO INVESTMENT PROGRAMS
                                                         December 31, 1994
                                                                                                         Total
                               ESOP                           Deferred Savings                         Deferred
                              MDU Stock     MDU Stock    Vanguard    Mellon   Fidelity     STIF         Savings       Total
Assets:
  Investments --
    Participants                     815        1,114          612       308       193         29
    Number of shares/
      units                      511,654    1,247,661       64,798    83,896    21,628     64,938       1,482,921    1,994,575
    Cost                     $ 8,436,469  $28,144,087   $2,587,680  $793,268  $274,502    $64,939     $31,864,476  $40,300,945

    Market value             $13,880,250  $33,851,033   $2,784,408  $763,798  $265,824    $64,938     $37,730,001  $51,610,251

  Cash                                 1          ---          ---       ---         1          1               2            3

  Contributions
    receivable --
    Employers                        ---       83,086          ---       ---       ---        ---          83,086       83,086
    Employees                        ---      129,889       49,913    12,006    17,265      1,285         210,358      210,358

  Dividends and
    interest receivable          205,481      497,855          ---     4,017       ---        309         502,181      707,662
                             $14,085,732  $34,561,863   $2,834,321  $779,821  $283,090    $66,533     $38,525,628  $52,611,360

Participants' equity:
  Distributions due
    terminated
    participants             $   501,455  $ 1,208,696   $   15,576  $ 10,270  $ 11,670    $   ---     $ 1,246,212  $ 1,747,667

  Active participants'
    equity                    13,584,277   33,353,167    2,818,745   769,551   271,420     66,533      37,279,416   50,863,693
                             $14,085,732  $34,561,863   $2,834,321  $779,821  $283,090    $66,533     $38,525,628  $52,611,360






                                            The accompanying notes are an integral part
                                                         of this schedule.

                                                                                                                     Schedule III
                                               ALLOCATION OF PLAN INCOME AND CHANGES
                                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                                   Year ended December 31, 1995
                                                                                               Total
                       ESOP                         Deferred Savings                          Deferred       Profit
                      MDU Stock    MDU Stock    Vanguard      Mellon   Fidelity    STIF        Savings      Sharing      Total

Investment income:
 Dividends           $   811,566  $ 2,071,881  $   94,903  $   56,651  $ 25,695  $    ---    $ 2,249,130   $ 24,353   $ 3,085,049
 Interest                     42        5,075         959         330       862    11,566         18,792      2,708        21,542
 Capital gains               ---          ---      10,645         ---       ---       ---         10,645        ---        10,645
 Other                       ---        4,864       1,162         ---       809      (292)         6,543    (25,840)      (19,297)
 Realized gain
  (loss) on
  distributions          525,653      641,926         977         (82)      523       ---        643,344     69,333     1,238,330
 Unrealized
  appreciation
  on investments         861,743    2,707,985   1,086,893      99,432    48,160       ---      3,942,470     12,940     4,817,153
                       2,199,004    5,431,731   1,195,539     156,331    76,049    11,274      6,870,924     83,494     9,153,422
Contributions:
 Employers--
  MDU                        ---      738,820         ---         ---       ---       ---        738,820        ---       738,820
  Williston Basin            ---      183,574         ---         ---       ---       ---        183,574        ---       183,574
  Knife River                ---      214,426         ---         ---       ---       ---        214,426    100,000       314,426
                             ---    1,136,820         ---         ---       ---       ---      1,136,820    100,000     1,236,820
 Employees--
  MDU                        ---    1,151,433     491,880      95,396   191,473    21,074      1,951,256        ---     1,951,256
  Williston Basin            ---      287,190     112,832      28,823    40,012     2,748        471,605        ---       471,605
  Knife River                ---      238,396     127,147      34,792    65,950    31,884        498,169        ---       498,169
                             ---    1,677,019     731,859     159,011   297,435    55,706      2,921,030        ---     2,921,030
 Employee rollover--
  MDU                        ---       17,660         ---         ---       ---     1,742         19,402        ---        19,402
  Williston Basin            ---          ---         ---         ---       ---       ---            ---        ---           ---
  Knife River                ---          344          38         ---       ---       ---            382        ---           382
                             ---       18,004          38         ---       ---     1,742         19,784        ---        19,784
  Total
   contributions             ---    2,831,843     731,897     159,011   297,435    57,448      4,077,634    100,000     4,177,634

Distributions to
  terminated
  participants        (1,265,738)  (3,172,483)    (94,019)    (29,841)  (17,489)   (9,667)    (3,323,499)  (105,756)   (4,694,993)

Transfers of
 participants'
 equity:
 Fund to fund                ---        4,803      24,383      11,857     9,225   (50,268)           ---        ---           ---
 Plan to Plan             59,204      134,919     140,410      29,223   143,342   171,187        619,081        ---       678,285
                          59,204      139,722     164,793      41,080   152,567   120,919        619,081        ---       678,285

Increase
 in  participants'
 equity                  992,470    5,230,813   1,998,210     326,581   508,562   179,974      8,244,140     77,738     9,314,348

Participants'
 equity
 at beginning
 of year              14,085,732   34,561,863   2,834,321     779,821   283,090    66,533     38,525,628    868,136    53,479,496

Participants'
 equity
 at end
 of year             $15,078,202  $39,792,676  $4,832,531  $1,106,402  $791,652  $246,507    $46,769,768   $945,874   $62,793,844




                                            The accompanying notes are an integral part
                                                         of this schedule.

                                                                                                                    Schedule III
                                               ALLOCATION OF PLAN INCOME AND CHANGES
                                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                                   Year ended December 31, 1994

                                                                                                         Total
                               ESOP                           Deferred Savings                         Deferred
                              MDU Stock     MDU Stock    Vanguard    Mellon   Fidelity     STIF         Savings       Total
Investment income:
  Dividends                  $   802,609  $ 1,884,703   $   70,960  $ 29,186  $  4,237    $   ---     $ 1,989,086  $ 2,791,695
  Interest                         2,535        8,745          167    11,167        51      1,374          21,504       24,039
  Capital gains                      ---          ---       12,091       ---       ---        ---          12,091       12,091
  Other                              ---          ---          (10)     (145)      ---        (28)           (183)        (183)
  Realized gain (loss) on
    distributions                479,306      521,651        4,224    (9,026)      ---        ---         516,849      996,155
  Unrealized depreciation
    on investments            (2,649,746)  (5,599,607)     (57,553)  (55,127)   (8,678)       ---      (5,720,965)  (8,370,711)
                              (1,365,296)  (3,184,508)      29,879   (23,945)   (4,390)     1,346      (3,181,618)  (4,546,914)
Contributions:
  Employers --
    MDU                              ---      720,221          ---       ---       ---        ---         720,221      720,221
    Williston Basin                  ---      175,905          ---       ---       ---        ---         175,905      175,905
    Knife River                      ---      185,230          ---       ---       ---        ---         185,230      185,230
                                     ---    1,081,356          ---       ---       ---        ---       1,081,356    1,081,356
  Employees --
    MDU                              ---    1,184,767      472,737   103,467   120,326      5,903       1,887,200    1,887,200
    Williston Basin                  ---      268,320      116,208    33,893    29,222      2,008         449,651      449,651
    Knife River                      ---      280,741       87,549    38,720     8,224      3,209         418,443      418,443
                                     ---    1,733,828      676,494   176,080   157,772     11,120       2,755,294    2,755,294
  Employee rollover --
    MDU                              ---        9,617          483       240         2        ---          10,342       10,342
    Williston Basin                  ---          ---          ---       ---       ---        ---             ---          ---
    Knife River                      ---      181,845      124,131   122,397       ---        ---         428,373      428,373
                                     ---      191,462      124,614   122,637         2        ---         438,715      438,715
    Total contributions              ---    3,006,646      801,108   298,717   157,774     11,120       4,275,365    4,275,365

Distributions to
  terminated
  participants                (1,040,454)  (2,071,259)     (53,547)  (21,441)   (1,250)       ---      (2,147,497)  (3,187,951)

Transfers of
  participants' equity:
  Fund to fund                       ---       81,140     (190,274)  (75,889)  130,956     54,067             ---          ---
  Plan to Plan                    53,095       95,911       14,642     4,796       ---        ---         115,349      168,444
                                  53,095      177,051     (175,632)  (71,093)  130,956     54,067         115,349      168,444

Increase (decrease) in
  participants' equity        (2,352,655)  (2,072,070)     601,808   182,238   283,090     66,533        (938,401)  (3,291,056)

Participants' equity
  at beginning of year        16,438,387   36,633,933    2,232,513   597,583       ---        ---      39,464,029   55,902,416

Participants' equity
  at end of year             $14,085,732  $34,561,863   $2,834,321  $779,821  $283,090    $66,533     $38,525,628  $52,611,360




                                            The accompanying notes are an integral part
                                                         of this schedule.

                                                                                                                     Schedule III
                                               ALLOCATION OF PLAN INCOME AND CHANGES
                                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                                   Year ended December 31, 1993
                                                                                                    Total
                                          ESOP                  Deferred Savings                  Deferred
                                       MDU Stock        MDU Stock     Vanguard      Mellon         Savings         Total
Investment income:
  Dividends                            $   780,816     $ 1,678,437   $   51,162    $    ---      $ 1,729,599     $ 2,510,415
  Interest                                     ---             ---          ---      34,835           34,835          34,835
  Capital gains                                ---             ---        1,143         ---            1,143           1,143
  Other                                        ---             ---          (10)       (455)            (465)           (465)
  Realized gain on distributions           363,469         395,807        3,443         ---          399,250         762,719
  Unrealized appreciation
    on investments                       2,321,113       5,104,567      114,118      12,722        5,231,407       7,552,520
                                         3,465,398       7,178,811      169,856      47,102        7,395,769      10,861,167
Contributions:
  Employers --
    MDU                                        ---         675,823          ---         ---          675,823         675,823
    Williston Basin                            ---         175,143          ---         ---          175,143         175,143
    Knife River                                ---          78,691          ---         ---           78,691          78,691
                                               ---         929,657          ---         ---          929,657         929,657
  Employees --
    MDU                                        ---       1,113,838      508,800     128,763        1,751,401       1,751,401
    Williston Basin                            ---         256,273      138,068      41,357          435,698         435,698
    Knife River                                ---         158,257       47,823      10,704          216,784         216,784
                                               ---       1,528,368      694,691     180,824        2,403,883       2,403,883
    Total contributions                        ---       2,458,025      694,691     180,824        3,333,540       3,333,540

Distributions to terminated
  participants                            (765,141)     (1,414,028)     (29,057)    (11,020)      (1,454,105)     (2,219,246)

Transfers of participants' equity:
  Fund to fund                                 ---         121,180     (101,643)    (19,537)             ---             ---
  Plan to Plan                              87,392         125,933       22,014       3,590          151,537         238,929
                                            87,392         247,113      (79,629)    (15,947)         151,537         238,929

Increase in participants' equity         2,787,649       8,469,921      755,861     200,959        9,426,741      12,214,390

Participants' equity at
  beginning of year                     13,650,738      28,164,012    1,476,652     396,624       30,037,288      43,688,026

Participants' equity at
  end of year                          $16,438,387     $36,633,933   $2,232,513    $597,583      $39,464,029     $55,902,416

                                            The accompanying notes are an integral part
                                                         of this schedule.

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To MDU Resources Group, Inc.:

We have audited the accompanying statements of financial condition of MDU RESOURCES GROUP, INC. TAX DEFERRED COMPENSATION SAVINGS PLAN as of December 31, 1995 and 1994, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan as of December 31, 1995 and 1994, and the results of its operations and the changes in participants' equity for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       /s/ARTHUR ANDERSEN LLP
                                         ARTHUR ANDERSEN LLP





Minneapolis, Minnesota,
March 27, 1996

                          SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Tax Deferred Compensation Savings Plan committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           MDU RESOURCES GROUP, INC.
                                           TAX DEFERRED COMPENSATION
                                           SAVINGS PLAN



Date: March 29, 1996                       By   /s/ Douglas C. Kane
                                               Douglas C. Kane (Chairman)